SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of January, 2005

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of December and Cumulative for 12 Months, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of December and Cumulative for 12 Months, 2004,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of November 2004
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	December N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF DECEMBER 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+2.8%	down low single digits

40 to 100 horsepower (2WD)	+23.6%	up mid single digits

over 100 horsepower (2WD)	+32.1%	down low single digits

4 wheel drive tractors	+38.5%	up moderate double digits

Sub total tractors over 40 hp	+26.0%	up mid single digits

Total Ag tractors	+14.5%	up low single digits

Combines	+14.0%	down high double digits

Loader/backhoes	up low double digits	up moderate double digits, moderately better than the industry

Skid Steer Loaders	up moderate double digits	up high double digits, significantly better than the industry

Total Heavy
Construction Equipment	up high double digits	up high double digits, significantly better than the industry

RETAIL UNIT SALES:
12 MONTHS, 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+7.2%	up mid single digits, equal to the industry

40 to 100 horsepower (2WD)	+16.3%	up low double digits, slightly better than the industry

over 100 horsepower (2WD)	+29.4%	up low double digits, moderately worse than the industry

4 wheel drive tractors	+23.6%	up moderate double digits, equal to the industry

Sub total tractors over 40 hp	+19.2%	up low double digits, equal to the industry

Total Ag tractors	+12.0%	up low double digits, in line with the industry

Combines	+40.7%	up low double digits

Loader/backhoes	up moderate double digits	up moderate double digits, in line with the industry

Skid Steer Loaders	up low double digits	up low double digits, equal to the industry

Total Heavy
Construction Equipment	up moderate double digits	up moderate double digits, equal to the industry

DEALER INVENTORIES:
END OF NOVEMBER 2004

Agricultural Tractors:
under 40 horsepower (2WD)	4.5 months supply	in line with the industry

40 to 100 horsepower (2WD)	4.8 months supply	1/2 month less than the industry

over 100 horsepower (2WD)	4.1 months supply	in line with the industry

4 wheel drive tractors	3.6 months supply	in line with the industry

Total tractors	4.6 months supply	in line with the industry

Combines	2.2 months supply	1 month more than the industry

Dated: January 13, 2005

U.S. Ag Flash Reports

December 2004 Flash Report
U.S. Unit Retail Sales
(Report released 1/11/2005)

							November 2004
	December	December		Y-T-D	Y-T-D		U.S. Field
Equipment	2004	2003	% Chg.	2004	2003	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	7,431	7,347	1.1	133,775	125,728	6.4	49,940
40 & Under 100 HP	6,550	5,316	23.2	71,135	60,322	17.9	27,769
100 HP & Over	1,816	1,346	34.9	19,885	14,234	39.7	6,318
Total - 2 Wheel Drive	15,797	14,009	12.8	224,795	200,284	12.2	84,027
Total - 4 Wheel Drive	361	263	37.3	3,604	2,823	27.7	1,060
Total Farm Wheel Tractors	16,158	14,272	13.2	228,399	203,107	12.5	85,087
Combines (Self-Propelled)	623	561	11.1	6,683	4,631	44.3	1,126

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298- 4146.

To U.S. Ag Flash Report Archive >>

© AEM 2005 — Association of Equipment	Headquarters Office 111 E.
Manufacturers Toll Free: 866-AEM-0442	Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Canadian Ag Flash Reports

December 2004 Flash Report Canada Unit Retail Sales
(Report released 1/11/2005)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	December			December YTD			November
							2004	2003
							Canadian	Canadian
							(Field)	(Field)
Equipment	2004	2003	% Chg.	2004	2003	% Chg.	Inventory	Inventory
Farm Wheel
Tractors -
2 Wheel Drive
Under 40 HP	423	290	45.9	7,004	5,612	24.8	3,056	2,804
40 & Under 100 HP	608	473	28.5	6,568	6,518	0.8	2,531	2,661
100 HP & Over	305	260	17.3	3,477	3,816	-8.9	1,538	1,441
Total - 2 Wheel Drive	1,336	1,023	30.6	17,049	15,946	6.9	7,107	6,906
Total - 4 Wheel Drive	85	59	44.1	718	673	6.7	204	194
Total Farm Wheel Tractors	1,421	1,082	31.3	17,767	16,619	6.9	7,311	7,100
Combines	158	124	27.4	1,564	1,231	27.1	351	360
(Self-Propelled)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

Go To Canadian Ag Flash Reports Archive >>

© AEM 2005 — Association of Equipment	Headquarters Office 111 E.
Manufacturers Toll Free: 866-AEM-0442	Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

January 13, 2004